Ecopetrol signs an exclusivity agreement with the Ministry of Finance and Public Credit

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that further to what was disclosed to the market last February 8, 2021, regarding the acceptance by the Ministry of Finance and Public Credit of the Non-Binding Offer presented by Ecopetrol for the acquisition of 51.4% of the outstanding shares of Interconexión Eléctrica S.A. "ISA" (the "Transaction"), Ecopetrol and the Ministry of Finance and Public Credit entered into an Exclusivity Agreement on February 12, 2021.

Pursuant to this Exclusivity Agreement, the parties will enter into preliminary non-binding discussions on the terms and conditions of the potential transaction. The exclusivity period is initially scheduled to end on June 30, 2021, unless the parties mutually agree to extend it. During this period, Ecopetrol will perform due diligence activities on ISA and the Ministry of Finance and Public Credit is committed to negotiate exclusively with Ecopetrol.

Bogota D.C., February 16th, 2021

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Juan Pablo Crane

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co